SICHENZIA ROSS FREIDMAN FERENCE LLP

                                                              January 31, 2005

VIA EDGAR, FACSIMILE (202) 942-9533
AND FEDERAL EXPRESS

Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Zafar Hasan, Esq.
                  Ms. Dana Hartz
                  Ms. Lisa Vanjoske

         Re:      China Health Holding, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119034

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 3, 2005 relating to the Registration Statement on Form SB-2 of China Health Holding, Inc. (the "Company"). On behalf of the Company, we respond as follows.

General
-------
1. We note your new disclosure relating to p values for DFU898 on page 13 of the registration statement. Please provide more information regarding the p values, including an introductory sentence that explains what a p value is and explaining what you mean by "getting something more extreme than our results." Please use simple and specific terms that will be easy for investors to understand.

         Response

         As per your request, more information was added to the disclosure on page 13 regarding the p values. An explanation of p values was provided in simple and specific terms that should be easy for investors to understand.

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Securities and Exchange Commission
January 31, 2005
Page 2 of 2



Item 26. Recent Sales of Unregistered Securities (page II-2)
------------------------------------------------------------

2. We note your response to comment 16, but continue to believe that shares issued on the same day or close proximity should have the same fair value. It appears there may be a compensatory value that may need to be recorded at the issuance of the shares. Please revise the filing or explain to us what factors have led to different fair values.

         Response

         The company has modified its accounting treatment of share issuances to comply with the Staff's observation that shares issued on or about the same day should be recorded for accounting purposes all at the same fair value. Based on management's estimate of fair value, the result of this change in the Company's financial statements as at September 30, 2004 was an increase in share capital of $287,134 and increase in the reported accumulated deficit of $287,135. The disclosure under Item 26 and the financial disclosure throughout the registration statement has been revised accordingly.

         After consulting FDA counsel, the Company determined to revise certain other sections of the registration statement. Specifically, the Company revised certain disclosure as it relates to FDA regulation on pages 4-5, 12-14, 15, 17-19 and 21-22.

         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.


                                                  Very truly yours,

                                                  /s/ David Schubauer
                                                  ------------------
                                                  David Schubauer